Exhibit 23.2

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the registration of 2,118,774 shares of its common stock and associated preferred share purchase rights for the Piper Jaffray Companies Amended and Restated 2003 Annual and Long-Term Incentive Plan of our report dated January 27, 2004, except for Note 17, as to which the date in February 12, 2004, with respect to the consolidated financial statements of Piper Jaffray Companies incorporated by reference in its Annual Report (Form 10-K) for the year ended December 31, 2003. We also consent to the incorporation by reference in the Form S-8 of our report dated January 27, 2004, with respect to the financial statement schedule of Piper Jaffray Companies listed in Item 15(a)(2) of the Form 10-K.

/s/ Ernst & Young LLP

Minneapolis, Minnesota
January 31, 2005